

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

July 7, 2016

Gil Melman
General Counsel and Corporate Secretary
Spark Energy, Inc.
12140 Wickchester Ln., Suite 100
Houston, Texas 77079

> **Re: Spark Energy, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 15, 2016**
> **File No. 001-36559**

Dear Mr. Melman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. Please revise your disclosure with respect to the issuance of the Provider Shares in connection with the transactions contemplated by the Provider Purchase Agreement and Subscription Agreement to include the information required under Item 11(e) and Item 14 of Schedule 14A. In this regard, we note that you intend to use the proceeds of the issuance to fund an acquisition of all outstanding membership interests in Electricity Maine LLC, Electricity N.H., LLC and Provider Power Mass, LLC. Please refer to Item 11(e), Item 13(a)(1), Instruction 1 to Item 13, Item 14 and Note A of Schedule 14A.

2. Please revise your disclosure to provide all the information required by Item 14 of Schedule 14A with respect to the issuance of the Major Energy Shares in connection with the acquisition of the Merger Energy Companies. In this regard, we note that you have not provided the information required by Item 14(b)(6) regarding the fairness opinion

your company received for the Major Energy Shares transaction, the information required by Items 14(b)(7), (b)(8) and (b)(9), the pro forma information of the acquiror required by Item 14(b)(10), and the target company information required by Item 14(c)(2), specifically, the information required by Items 17(b)(3), (b)(4), (b)(5), (b)(6) and (b)(10) of Form S-4. Please refer to Item 14 of Schedule 14A, and specifically address in your response, among any other relevant considerations, Instruction 1 to paragraphs (b)(8), (b)(9) and (b)(10) of Item 14 of Schedule 14A.

3. Please enhance your disclosure to include, if possible, the approximate dollar value of the amount of W. Keith Maxwell III's interest in the transactions. Please refer to Item 5 of Schedule 14A. In addition, please disclose the background of the transactions, including how they came to be presented to the boards of the parties thereto, whether alternative transactions were considered by the boards of the parties thereto, why the boards of the parties thereto determined to approve the transactions, and the role that Mr. Maxwell played in such events.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Danilo Castelli, Attorney Advisor at (202) 551-6521, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Sarah Morgan, Esq.